Filing Company and Subject Company:  Pope & Talbot, Inc.

This communication is filed pursuant to
Rule 425 under the Securities Act of 1933 and
Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Form S-4 Registration Statement
Commission File No.:  333-98667

POPE & TALBOT ANNOUNCES TERMINATION OF EXCHANGE OFFER
FOR DEBT SECURITIES

PORTLAND, OR—Pope & Talbot, Inc. announced today that all of its outstanding 8 3/8% Senior Notes due 2013 have been tendered in exchange for registered, publicly tradable notes with substantially identical terms. The exchange offer terminated at 5 p.m., New York City time, on October 2, 2002. The notes had been issued on July 30, 2002 in a Rule 144A offering to qualified institutional buyers.

Pope & Talbot is dedicated to the pulp and wood products businesses. The Company is based in Portland, Oregon and traded on the New York and Pacific stock exchanges under the symbol POP. Pope & Talbot was founded in 1849 and produces market pulp and softwood lumber at mills in the US and Canada. Markets for the Company’s products include the US, Europe, Canada, South America, Japan and other Pacific Rim Countries. For more information on Pope & Talbot, please check the website: www.poptal.com.